                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                      MERIDIAN POINT REALTY TRUST VIII CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 PREFERRED STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   589954-20-5
                      ------------------------------------
                                 (CUSIP Number)

                                 N. Keith McKey
                 300 One Jackson Place, 188 East Capitol Street
                   Jackson, Mississippi 39201; (601) 354-3555
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 27, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        This Document contains 18 Pages.

----------------------------                   ---------------------------------
CUSIP NO.  589954-20-5         SCHEDULE 13D         PAGE   2   OF   18   PAGES
          ------------                                  -----    ------
----------------------------                   ---------------------------------


------------------------------------------------------------------------------------------------------------------------------
        1          NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   EastGroup Properties, Inc.
------------------------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)[ ]
                                                                                                                 (b)[ ]

------------------------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS*

                   WC
------------------------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]


------------------------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE OF ORGANIZATION

                   Maryland
------------------------------------------------------------------------------------------------------------------------------
           NUMBER OF                      7         SOLE VOTING POWER

             SHARES                                 1,449,956
                                 ---------------------------------------------------------------------------------------------
          BENEFICIALLY                    8         SHARED VOTING POWER

            OWNED BY                                 -0-
                                 ---------------------------------------------------------------------------------------------
              EACH                        9         SOLE DISPOSITIVE POWER

           REPORTING                                1,449,956
                                 ---------------------------------------------------------------------------------------------
             PERSON                      10         SHARED DISPOSITIVE POWER

              WITH                                   -0-
------------------------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       1,449,956
------------------------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]


------------------------------------------------------------------------------------------------------------------------------
       13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 27.5%
------------------------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON*

                   CO
------------------------------------------------------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                      MERIDIAN POINT REALTY TRUST VIII CO.
                      ------------------------------------

ITEM 1.           SECURITY AND ISSUER.
                  --------------------

                  This Statement relates to the Shares of Preferred Stock, $0.001 par value per share ("Shares"), of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer"). The address of the Issuer's principal executive offices is 655 Montgomery Street, Suite 800, San Francisco, California 94111.

ITEM 2.           IDENTITY AND BACKGROUND.
                  ------------------------

                  This Statement is filed on behalf of EastGroup Properties, Inc. a Maryland corporation ("EastGroup"). Information concerning the principal business of EastGroup is contained in
                  Item 4 of this Statement, which is incorporated herein by this reference. The address of EastGroup's principal office is 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201.

                  Item 2 information with respect to the directors and executive officers of EastGroup is contained in Attachment A hereto, which is incorporated herein by this reference. EastGroup and its executive officers and directors are sometimes hereinafter collectively referred to as the "Reporting Persons."

                  During the last five years, none of the Reporting Persons has
                  (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individual Reporting Persons is a citizen of the United States.

                  NOTE: Nothing in this Statement shall be construed as a statement or admission that the Reporting Persons, or any of them, (i) are acting as a group in the acquisition, disposition or holding of Shares, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3), of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act, are the beneficial owners of any Shares other than those Shares in which each person is specifically identified in this Statement to have a beneficial ownership.




                               Page 3 of 18 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

                  As of the date hereof, EastGroup has used approximately $13,734,115 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under lines of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which bear interest at 90 day LIBOR plus 1.75%.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

                  EastGroup is an equity real estate investment trust ("REIT") whose primary investment focus is industrial properties. EastGroup operates so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a part of its investment strategy, EastGroup has historically acquired securities issued by other REITs and real estate companies with a view toward obtaining a significant influence over the management and policies of such companies for the purpose of engaging in the real estate business through or entering into a business combination with such companies. EastGroup has determined that conditions in the real estate market and the market for securities of REITs and real estate companies are such that it is in the best interest of EastGroup and its stockholders, in certain circumstances, to increase EastGroup's market capitalization by way of business combinations with other REITs and real estate companies.

                  EastGroup is currently evaluating the business and assets of the Issuer and EastGroup's investment in Shares. After such evaluation, EastGroup anticipates proposing to the Board of Trustees of the Issuer a negotiated business combination transaction between the Issuer and EastGroup in which EastGroup is the surviving entity. EastGroup may also pursue a tender offer or similar transaction involving the Issuer. EastGroup has not yet formulated a definitive proposal with respect to any possible business combination or offer. As a part of its evaluation, EastGroup intends to contact the Issuer to discuss its business, prospects and strategic alternatives. The terms, conditions and structure of any future proposal by EastGroup will depend on, among other things, EastGroup's detailed evaluation of the Issuer's assets, the Issuer's financial position, real estate and securities market conditions, and other relevant factors.

                  EastGroup may make additional purchases of Shares in open market or privately negotiated transactions. Any such purchases will depend upon its evaluation of its investment, the amounts of Shares available for purchase, Share prices and other relevant circumstances. EastGroup intends to review its investment in the Issuer on a continuing basis and may decide to sell Shares or



                               Page 4 of 18 Pages
                  to change the purpose or purposes for which it holds Shares. Any such actions will depend upon EastGroup's continuing evaluation of the Issuer's business, financial condition and prospects, the actions of management and the Board of Trustees of the Issuer, real estate and securities market conditions, and other future developments. EastGroup may also purchase shares of common stock of the Issuer, subject to the same considerations described above.

                  Section 6.5 of the Issuer's By-laws ("Section 6.5") contains provisions that forbid any person or persons from owning, directly or indirectly, more than 9.8% of the Shares. The Issuer has informed EastGroup in writing that the Issuer is not presently aware of any basis to argue that EastGroup's ownership of more than 9.8% of the Shares would result in a violation of Section 6.5, and that the Issuer has no present intention to assert such a position with respect to EastGroup.

                  Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Trustees or management of the Issuer, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to cease to be listed on a national securities exchange; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any action similar to any of those enumerated above.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER.
                  ---------------------------------

                  (i) SHARE OWNERSHIP. As of the date hereof, EastGroup beneficially owns 1,449,956 Shares, or 27.5% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended June 30, 1997 (5,273,927). No other Reporting Person beneficially owns Shares.


                  (ii) RECENT TRANSACTIONS. On August 27, 1997, EastGroup purchased 1,411,756 Shares in privately negotiated transactions at a purchase



                               Page 5 of 18 Pages
                           price of $9.50 per Share pursuant to the agreements described in Item 6.

                           EastGroup also made the following purchases of Shares in open market transactions on the American Stock Exchange.

                                                         Purchase Price Per
                           Date       Number of Shares         Share
                           ----       ----------------   ------------------

                           8/15/97             10,000          $7.50
                           8/18/97                500           7.625
                           8/26/97             12,000           7.8725
                           8/27/97             15,700           9.50


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  ------------------------------------

                  EastGroup has entered into agreements with Turkey Vulture Fund XIII, Ltd., Karen E. Jarratt and Dworken & Bernstein Pension Trust pursuant to which it purchased 1,411,756 Shares. These agreements are attached hereto as Exhibits I through III. As a result of the purchase from Turkey Vulture Fund XIII, Ltd., none of Turkey Vulture Fund XIII, Ltd., Richard M. Osborne, Meredith Partners, Inc. or Alan K. Meredith have any further right or interest in the Shares purchased by EastGroup.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  ---------------------------------

EXHIBIT I
                  Agreement between EastGroup and Turkey Vulture Fund XIII, Ltd. dated August 26, 1997.

EXHIBIT II
                  Agreement between EastGroup and Karen E. Jarratt dated August 26, 1997.

EXHIBIT III
                  Agreement between EastGroup and Dworken & Bernstein Pension Trust dated August 26, 1997.






                               Page 6 of 18 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  August 27, 1997


                                    EASTGROUP PROPERTIES, INC.


                                    By:  /s/ David H. Hoster II
                                       ------------------------------------
                                             David H. Hoster II
                                             President




                               Page 7 of 18 Pages

                                  ATTACHMENT A
                                  ------------


ITEM 2.           Identity and Background.
                  ------------------------

                       Directors and Executive Officers of
                       -----------------------------------
                           EastGroup Properties, Inc.
                           --------------------------

                                                                    Present Principal Occupation
              Name                  Position                                and Address
              ----                  --------                         ----------------------------


Alexander G. Anagnos                Director                        Financial Advisor with W.R. Family
                                                                    Associates, 122 East 42nd Street, 24th
                                                                    Floor, New York, NY 10168.

H.C. Bailey, Jr.                    Director                        President of H.C. Bailey Company (real
                                                                    estate development and investment),
                                                                    P.O. Box 22704, Jackson, MS 39225

Harold B. Judell                    Director                        Senior partner in the law firm of Foley &
                                                                    Judell (municipal bond attorneys),
                                                                    One Canal Place, Suite 2600, 365
                                                                    Canal Street, New Orleans, LA 70130

John N. Palmer                      Director                        Chairman of Mobile
                                                                    Telecommunications Technologies
                                                                    Corp., P.O. Box 2469, Jackson, MS
                                                                    39225.

David M. Osnos                      Director                        Partner in the law firm of Arent, Fox,
                                                                    Kintner, Plotkin & Kahn, 1050
                                                                    Connecticut Avenue, NW, Washington,
                                                                    D.C. 20036.

Leland R. Speed                     Chief Executive                 Chief Executive Officer of EastGroup
                                    Officer and Director            Properties, Inc. and Parkway
                                                                    Properties, Inc.*

David H. Hoster II                  President and                   President of EastGroup Properties,
                                    Director                        Inc.*






                               Page 8 of 18 Pages

                                                                                Present Principal Occupation
              Name                             Position                                 and Address
              ----                             --------                         ----------------------------


N. Keith McKey                      Executive Vice                  Executive Vice President, Chief
                                    President, Chief                Financial Officer, Treasurer and
                                    Financial Officer,              Secretary of EastGroup Properties,
                                    Treasurer and                   Inc.*
                                    Secretary


Diane W. Hayman                     Controller                      Controller of EastGroup
                                                                    Properties, Inc.*

Marshall A. Loeb                    Vice-President                  Vice-President of
                                                                    EastGroup Properties, Inc.

Jann W. Puckett                     Vice-President                  Vice-President of
                                                                    EastGroup Properties, Inc.

Stewart R. Speed                    Vice-President                  Vice-President of
                                                                    EastGroup Properties, Inc.



-------------
         *This individual's address is 300 One Jackson Place, 188 East Capitol Street, Jackson, MS 39201.






                               Page 9 of 18 Pages

                                    EXHIBIT I

                                    AGREEMENT


                  AGREEMENT made this 26th day of August 1997 between TURKEY VULTURE FUND XIII, LTD., an Ohio limited liability company, 7001 Center Street, Mentor, Ohio 44060 (the "Seller") and EASTGROUP PROPERTIES, INC. a Maryland corporation, 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201 ("EastGroup").

                                    RECITALS:

                  A. Seller owns 1,401,956 shares of preferred stock, $0.001 par value per share, of Meridian Point Realty Trust VIII Co. (the "Shares").

                  B. Seller wishes to sell and EastGroup wishes to purchase the Shares on the terms and conditions set forth in this Agreement.

                  NOW, THEREFORE, the parties hereto agree as follows:

                  1. PURCHASE AND SALE OF SHARES. At the Closing (as defined below), Seller shall sell, assign, transfer, convey and deliver to EastGroup all of Seller's right, title and interest in the Shares, and EastGroup shall purchase the Shares from Seller. The aggregate purchase price shall be $13,318,582.

                  2. PAYMENTS. All payments made by EastGroup shall be made by federal reserve wire transfer immediately available funds to an account designated by Seller.

                  3. CLOSING. The closing of the transaction contemplated hereby (the "Closing") shall occur at 10:00 A.M. E.D.T., on August 27, 1997. If the Closing has not occurred by 5:00 p.m. E.D.T. on August 27, 1997, either party may terminate this Agreement.

                  4. DELIVERY OF SHARES. To effectuate the sale, assignment, transfer, conveyance and delivery of the Shares, Seller shall, upon payment therefor, deliver to EastGroup certificates representing the Shares properly endorsed for transfer to EastGroup. If any Shares are held in nominee accounts, Seller shall, upon payment therefor, deliver the Shares by book-entry transfer to an account designated by EastGroup.

                  5. NO DISPOSITION OR ENCUMBRANCE. Seller shall maintain its legal and beneficial ownership of the Shares and shall refrain from disposing of or creating any encumbrance, lien, security interest or restrictive condition of any sort with respect to the Shares, from the date hereof through the Closing.




                               Page 10 of 18 Pages

                  6. VOTING RESTRICTIONS AND PROXY. Seller shall not exercise its voting rights in respect to any of the Shares, and shall revoke any proxies granted with respect to the Shares.

                  7. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to EastGroup that (i) Seller has, and will continue to have through the date of the Closing, good and marketable title to the Shares owned by Seller, free and clear of any lien, encumbrance, restrictive condition, security interest or adverse claim of any kind; (ii) the sale to EastGroup contemplated herein has been duly authorized by all necessary action on behalf of Seller, and Seller has, and will continue to have through the date of the Closing, the legal power to make such sale; and (iii) the sale to EastGroup contemplated herein would not (a) violate or conflict with any of the constituent or organizational documents of Seller, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against or binding upon Seller.

                  8. REPRESENTATIONS AND WARRANTIES OF EASTGROUP. EastGroup represents and warrants to Seller that (i) the purchase from Seller contemplated herein has been duly authorized by all necessary action on behalf of EastGroup, and EastGroup has, and will continue to have through the date of the Closing, the legal power to make such purchase; and (ii) the purchase from Seller contemplated herein would not (a) violate or conflict with any of the constituent or organizational documents of EastGroup, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against or binding upon EastGroup.

                  9. NOTICES, COUNTERPARTS AND GOVERNING LAW. All notices required hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or sent by registered or certified mail, return receipt requested, or by prepaid telex, cable or telegram, and addressed to the address set forth above. This Agreement may be executed in various counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. This Agreement shall be interpreted and enforced in accordance with the internal law of the State of Ohio.

                  10. PUBLICITY. The parties to this Agreement will coordinate their public filings of statements on Schedule 13D or amendments thereto so that Seller and Purchasers make public disclosure of the transaction contemplated hereby at substantially the same time. Any other public announcements of the transactions set forth herein shall be similarly coordinated.



                               Page 11 of 18 Pages

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf.


                                    TURKEY VULTURE FUND XIII, LTD.


                                    By:  /s/ Richard Osborne
                                        --------------------------------------
                                            Name:    Richard Osborne
                                            Title:   Manager


                                    EASTGROUP PROPERTIES, INC.


                                    By:  /s/ N. Keith McKey
                                        --------------------------------------
                                            Name:    N. Keith McKey
                                            Title:   Executive Vice President






                               Page 12 of 18 Pages

                                   EXHIBIT II

                                    AGREEMENT

                  AGREEMENT made this 26th day of August 1997 between KAREN E. JARRATT, c/o Christopher L. Jarratt, 314 Church Street, Suite 900, Nashville, Tennessee 37201 (the "Seller") and EASTGROUP PROPERTIES, INC. a Maryland corporation, 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201 ("EastGroup").

                                    RECITALS:

                  A. Seller owns 4,000 shares of preferred stock, $0.001 par value per share, of Meridian Point Realty Trust VIII Co. (the "Shares").

                  B. Seller wishes to sell and EastGroup wishes to purchase the Shares on the terms and conditions set forth in this Agreement.

                  NOW, THEREFORE, the parties hereto agree as follows:

                  11. PURCHASE AND SALE OF SHARES. At the Closing (as defined below), Seller shall sell, assign, transfer, convey and deliver to EastGroup all of Seller's right, title and interest in the Shares, and EastGroup shall purchase the Shares from Seller. The aggregate purchase price shall be $38,000.

                  12. PAYMENTS. All payments made by EastGroup shall be made by federal reserve wire transfer immediately available funds to an account designated by Seller.

                  13. CLOSING. The closing of the transaction contemplated hereby (the "Closing") shall occur at 10:00 A.M. E.D.T., on August 27, 1997 or as soon thereafter as possible. If the Closing has not occurred by 5:00 p.m. E.D.T. on August 28, 1997, either party may terminate this Agreement.

                  14. DELIVERY OF SHARES. To effectuate the sale, assignment, transfer, conveyance and delivery of the Shares, Seller shall, upon payment therefor, deliver to EastGroup certificates representing the Shares properly endorsed for transfer to EastGroup. If any Shares are held in nominee accounts, Seller shall, upon payment therefor, deliver the Shares by book-entry transfer to an account designated by EastGroup.

                  15. NO DISPOSITION OR ENCUMBRANCE. Seller shall maintain its legal and beneficial ownership of the Shares and shall refrain from disposing of or creating any encumbrance, lien, security interest or restrictive condition of any sort with respect to the Shares, from the date hereof through the Closing.




                               Page 13 of 18 Pages

                  16. VOTING RESTRICTIONS AND PROXY. Seller shall not exercise its voting rights in respect to any of the Shares, and shall revoke any proxies granted with respect to the Shares.

                  17. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to EastGroup that (i) Seller has, and will continue to have through the date of the Closing, good and marketable title to the Shares owned by Seller, free and clear of any lien, encumbrance, restrictive condition, security interest or adverse claim of any kind; (ii) the sale to EastGroup contemplated herein has been duly authorized by all necessary action on behalf of Seller, and Seller has, and will continue to have through the date of the Closing, the legal power to make such sale; and (iii) the sale to EastGroup contemplated herein would not (a) violate or conflict with any of the constituent or organizational documents of Seller, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against or binding upon Seller.

                  18. REPRESENTATIONS AND WARRANTIES OF EASTGROUP. EastGroup represents and warrants to Seller that (i) the purchase from Seller contemplated herein has been duly authorized by all necessary action on behalf of EastGroup, and EastGroup has, and will continue to have through the date of the Closing, the legal power to make such purchase; and (ii) the purchase from Seller contemplated herein would not (a) violate or conflict with any of the constituent or organizational documents of EastGroup, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against or binding upon EastGroup.

                  19. NOTICES, COUNTERPARTS AND GOVERNING LAW. All notices required hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or sent by registered or certified mail, return receipt requested, or by prepaid telex, cable or telegram, and addressed to the address set forth above. This Agreement may be executed in various counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. This Agreement shall be interpreted and enforced in accordance with the internal law of the State of Ohio.

                  20. PUBLICITY. The parties to this Agreement will coordinate their public filings of statements on Schedule 13D or amendments thereto so that Seller and Purchasers make public disclosure of the transaction contemplated hereby at substantially the same time. Any other public announcements of the transactions set forth herein shall be similarly coordinated.





                               Page 14 of 18 Pages

                  IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf.


                                    /s/ Karen E. Jarratt
                                    ------------------------------------------
                                    Karen E. Jarratt

                                    EASTGROUP PROPERTIES, INC.


                                    By: /s/ N. Keith McKey
                                        ---------------------------------------
                                            Name:    N. KEITH McKEY
                                            Title:   Executive Vice-President






                               Page 15 of 18 Pages

                                   EXHIBIT III

                                    AGREEMENT

                  AGREEMENT made this 26th day of August 1997 between DWORKEN & BERNSTEIN PROFIT SHARING TRUST, 153 East Erie Street, Painesville, Ohio 44077 (the "Seller") and EASTGROUP PROPERTIES, INC. a Maryland corporation, 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201 ("EastGroup").

                                    RECITALS:

                  A. Seller owns 5,800 shares of preferred stock, $0.001 par value per share, of Meridian Point Realty Trust VIII Co. (the "Shares").

                  B. Seller wishes to sell and EastGroup wishes to purchase the Shares on the terms and conditions set forth in this Agreement.

                  NOW, THEREFORE, the parties hereto agree as follows:

                  21. PURCHASE AND SALE OF SHARES. At the Closing (as defined below), Seller shall sell, assign, transfer, convey and deliver to EastGroup all of Seller's right, title and interest in the Shares, and EastGroup shall purchase the Shares from Seller. The aggregate purchase price shall be $55,100.

                  22. PAYMENTS. All payments made by EastGroup shall be made by federal reserve wire transfer immediately available funds to an account designated by Seller.

                  23. CLOSING. The closing of the transaction contemplated hereby (the "Closing") shall occur at 10:00 A.M. E.D.T., on August 27, 1997 or as soon thereafter as possible. If the Closing has not occurred by 5:00 p.m. E.D.T. on August 28, 1997, either party may terminate this Agreement.

                  24. DELIVERY OF SHARES. To effectuate the sale, assignment, transfer, conveyance and delivery of the Shares, Seller shall, upon payment therefor, deliver to EastGroup certificates representing the Shares properly endorsed for transfer to EastGroup. If any Shares are held in nominee accounts, Seller shall, upon payment therefor, deliver the Shares by book-entry transfer to an account designated by EastGroup.

                  25. NO DISPOSITION OR ENCUMBRANCE. Seller shall maintain its legal and beneficial ownership of the Shares and shall refrain from disposing of or creating any encumbrance, lien, security interest or restrictive condition of any sort with respect to the Shares, from the date hereof through the Closing.




                               Page 16 of 18 Pages

                  26. VOTING RESTRICTIONS AND PROXY. Seller shall not exercise its voting rights in respect to any of the Shares, and shall revoke any proxies granted with respect to the Shares.

                  27. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller represents and warrants to EastGroup that (i) Seller has, and will continue to have through the date of the Closing, good and marketable title to the Shares owned by Seller, free and clear of any lien, encumbrance, restrictive condition, security interest or adverse claim of any kind; (ii) the sale to EastGroup contemplated herein has been duly authorized by all necessary action on behalf of Seller, and Seller has, and will continue to have through the date of the Closing, the legal power to make such sale; and (iii) the sale to EastGroup contemplated herein would not (a) violate or conflict with any of the constituent or organizational documents of Seller, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against or binding upon Seller.

                  28. REPRESENTATIONS AND WARRANTIES OF EASTGROUP. EastGroup represents and warrants to Seller that (i) the purchase from Seller contemplated herein has been duly authorized by all necessary action on behalf of EastGroup, and EastGroup has, and will continue to have through the date of the Closing, the legal power to make such purchase; and (ii) the purchase from Seller contemplated herein would not (a) violate or conflict with any of the constituent or organizational documents of EastGroup, or (b) constitute a violation of any law or regulation of any jurisdiction, or (c) violate any judgment, order, ruling, injunction, decree or award of any court, administrative agency or governmental body against or binding upon EastGroup.

                  29. NOTICES, COUNTERPARTS AND GOVERNING LAW. All notices required hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or sent by registered or certified mail, return receipt requested, or by prepaid telex, cable or telegram, and addressed to the address set forth above. This Agreement may be executed in various counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument. This Agreement shall be interpreted and enforced in accordance with the internal law of the State of Ohio.

                  30. PUBLICITY. The parties to this Agreement will coordinate their public filings of statements on Schedule 13D or amendments thereto so that Seller and Purchasers make public disclosure of the transaction contemplated hereby at substantially the same time. Any other public announcements of the transactions set forth herein shall be similarly coordinated.




                               Page 17 of 18 Pages

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf.



                           DWORKEN & BERNSTEIN PROFIT SHARING TRUST



                           By: /s/
                              -------------------------------------------------


                           EASTGROUP PROPERTIES, INC.


                           By: /s/ N. Keith McKey
                              --------------------------------------------------
                                    Name:      N. KEITH McKEY
                                    Title:     Executive Vice-President



                               Page 18 of 18 Pages